Exhibit 97.01

INVESTVIEW, INC.
CLAWBACK AND FORFEITURE POLICY

Purpose

Investview, Inc. (the “Company”) is committed to conducting business with integrity in accordance with high ethical standards and in compliance with all applicable laws, rules and regulations. This includes the Company’s commitment to comply with all laws, rules and regulations, including those applicable to the presentation of the Company’s financial information to the public. As a result, the Board of Directors of the Company (the “Board”) has adopted this Clawback and Forfeiture Policy (this “Policy”), which provides for the recoupment and/or forfeiture or cancellation of certain executive officer incentive compensation in the event of an accounting restatement.

Administration

This Policy will be administered by the Board of Directors, or if the Board so delegates, an independent committee of the Board (either of which shall be referred to herein as the “Committee”). Except as limited by law, the Committee will have full power, authority, and sole and exclusive discretion to reasonably construe, interpret and administer this Policy. Any determinations made by the Committee will be made in its reasonable discretion and will be final, conclusive and binding on all affected individuals.

In the event of any change in any federal or state law, rule or regulation, or rule, regulation, policy or listing standard of the Securities and Exchange Commission or any securities exchange on which the Company’s securities are listed, which requires the Company to recoup certain compensation from a Covered Executive (as defined below), the Committee will be required to seek recoupment under this Policy to the fullest extent required by such laws, rules, regulations or listing standards.

Covered Executives; Compensation Covered

This Policy will cover the Company’s current and former officers as determined by the Board from time to time in accordance with Rule 16a-1 under the Securities Exchange Act of 1934, as amended, or as otherwise determined in the discretion of the Committee (the “Covered Executives”).

The Policy will apply to all incentive compensation paid, granted, earned, vested or otherwise awarded to a Covered Executive, including annual bonuses and other short and long term cash incentive awards, stock options and other equity-based awards (“Incentive Compensation”).

Authority to Recoup Incentive Compensation

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws, the Committee may require reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement.

In addition, if the Committee determines that a Covered Executive has engaged in egregious conduct that is substantially detrimental to the Company, the Committee may require the Covered Executive to reimburse the Company for all or a portion of Incentive Compensation previously vested or paid to such Covered Executive during the one-year period preceding the date on which the Company discovers such conduct and/or authorize the cancellation of unpaid or unvested Incentive Compensation, as determined by the Committee pursuant to this Policy. “Egregious conduct substantially detrimental to the Company” will mean any one of the following:

•	any act or omission which would constitute grounds, in the discretion of the Committee, for termination for “Cause” under the terms of the Covered Executive’s employment agreement or other employment arrangements if no employment agreement was in place;

•	the material breach of a written policy applicable to the Covered Executive, including, but not limited to, the Company’s Code of Ethics;

•	egregious misconduct by the Covered Executive including, but not limited to, fraud, criminal activities, falsification of Company records, theft, violent acts or threats of violence, or a violation of law, unethical conduct or inappropriate behavior that causes substantial reputational harm to the Company or exposes the Company to substantial legal liability; or

•	the commission of an act or omission which causes the Covered Executive or the Company to be in violation of federal or state securities laws, rules or regulations.

Recoupment Amount

In the event the recoupment is triggered by a requirement to prepare an accounting restatement, then the amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Committee in its reasonable discretion. If the Committee cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

In the event the recoupment is triggered by egregious conduct substantially detrimental to the Company by the Covered Executive, then the Committee will determine the amount of Incentive Compensation to recoup from such Covered Executive based on the following factors:

•	the amount of Incentive Compensation received by the Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received or granted had the Covered Executive’s egregious conduct substantially detrimental to the Company been known;

•	the relative fault or degree of involvement by the Covered Executive;

•	the overall work performance of the Covered Executive;

•	the relative impact of the Covered Executive’s conduct on the Company and the magnitude of any restatement, loss or variance from budget or plan;

•	the cost or difficulty of obtaining recoupment, including but not limited to whether the Covered Executive has any outstanding equity-based awards that may be cancelled, whether the Covered Executive continues to be employed by the Company or its subsidiaries, and the language of this Policy in effect on the relevant date; and/or

•	any other facts and circumstances determined relevant by the Committee, in its sole discretion.

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Method of Recoupment and/or Forfeiture

The Committee will determine, in its reasonable discretion, the method for recouping or cancelling, as the case may be, Incentive Compensation hereunder, which may include, without limitation, any one or more of the following:

•	requiring reimbursement of cash Incentive Compensation previously paid;

•	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

•	cancelling or rescinding some or all outstanding vested or unvested equity-based awards;

•	adjusting or withholding from unpaid compensation or other set-off;

•	cancelling or setting-off against planned future grants of equity-based awards; and/or

•	any other method authorized by applicable law or contract.

Not Exclusive

Any recoupment, forfeiture, or cancellation under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, incentive or equity compensation plan or award or other agreement and any other legal rights or remedies available to the Company. Notwithstanding the generality of the foregoing, to the extent that the requirements under the provisions of Section 304 of the Sarbanes-Oxley Act of 2002 are broader than the provisions in this Policy, the provisions of such law will apply to the Company’s Chief Executive Officer and Chief Financial Officer.

No Indemnification

The Company will not indemnify or agree to indemnify any Covered Executive against the loss of erroneously awarded compensation subject to this Policy nor will the Company pay or agree to pay any insurance premium to cover the loss of erroneously awarded compensation.

Effective Date

The effective date of this Policy is March 29, 2024 and will apply to all Incentive Compensation that is approved, awarded or granted to Covered Executives on or after the effective date, except as otherwise agreed by any Covered Executive or pursuant to the terms of any Company plan regarding Incentive Compensation.

Amendments

The Board may amend, modify or terminate this Policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.

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